EXHIBIT 99.1

SCHEDULE II

LANTRONIX, INC.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Fiscal Year	Charged (Recovered) to Costs and Expenses	Deductions	Balance at End of Fiscal Year
	(In thousands)
Fiscal year ended June 30, 2005:
Deducted from asset accounts:
Allowance for doubtful accounts	$177	$140	$(159)	$158
Reserve for excess and obsolete inventory	6,029	216	(589)	5,656
Warranty reserve	1,770	(88)	(434)	1,248
Total	$7,976	$268	$(1,182)	$7,062

Fiscal year ended June 30, 2006:
Deducted from asset accounts:
Allowance for doubtful accounts	$158	$(24)	$(50)	$84
Reserve for excess and obsolete inventory	5,656	(327)	(640)	4,689
Warranty reserve	1,248	(35)	(520)	693
Total	$7,062	$(386)	$(1,210)	$5,466

Fiscal year ended June 30, 2007:
Deducted from asset accounts:
Allowance for doubtful accounts	$84	$26	$(5)	$105
Reserve for excess and obsolete inventory	4,689	13	(1,776)	2,926
Warranty reserve	693	107	(354)	446
Total	$5,466	$146	$(2,135)	$3,477